EXHIBIT 9

FUTURE FUND LETTER AGREEMENT

Effective as of March 31, 2010

The Northern Trust Company
in its capacity as custodian for
the Future Fund Board of Guardians
Level 47, 80 Collins Street
Melbourne VIC 3000
Australia

Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000
Australia

Ladies and Gentlemen:

This amended and restated letter agreement, dated as of October 25, 2010 and effective as of March 31, 2010,  is being entered into and delivered by and among The Northern Trust Company (the “Future Fund Member”) only in its capacity as custodian for the Future Fund Board of Guardians (the “Beneficial Member”) and REP Investments LLC, a Delaware limited liability company (“REP”) and, in the event of a Closing (as defined in the Restructuring Proposal), Brookfield REP Investments II LLC, a Delaware limited liability company (“REP II”, and REP or REP II, as applicable, the “Company”) in order to amend and restate in its entirety that certain letter agreement dated as of March 31, 2010 entered into by and between the Future Fund Member, in its capacity as the custodian for the Beneficial Member and REP (the “Original Side Letter”) for the purpose of granting, effective as of March 31, 2010, additional rights to the Future Fund Member pursuant to paragraph 2 below.  This letter agreement is being entered into in connection with the purchase by Future Fund Member of a limited liability company interest in the Company and the entering into by the Future Fund Member (i) in the event of a Closing (as defined in the Restructuring Proposal), of that certain Amended and Restated Limited Liability Company of REP II dated as of October 25, 2010, as subsequently amended and restated from time to time or (ii) in the event of a Restructuring Proposal Termination, of that certain Second Amended and Restated Limited Liability Company Agreement of the Company dated as of October 25, 2010, as subsequently amended and restated from time to time (the agreement referenced in clause (i) or (ii) as applicable, the “LLC Agreement”) and that certain Subscription Agreement related thereto entered into between the Future Fund Member and the Managing Member, itself and on behalf of the Company, effective as of March 31, 2010 (as amended by that certain Joinder and Amendment to Subscription Agreement dated as of October 25, 2010, the “Subscription Agreement”); provided, that nothing in the foregoing shall prejudice any rights or claims that the Future Fund Member or the Beneficial Member has or may have in connection with its acquisition and holding of interests in REP or arising out of the LLC Agreement or otherwise.  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the LLC Agreement.  This letter agreement amends and restates the Original Side Letter in its entirety.

1.           Other Side Letters.  The Managing Member, itself and on behalf of the Company hereby agrees to promptly furnish the Future Fund Member with a copy of all side letters or similar agreements entered into between the Managing Member, the Company or any of their Affiliates and any Non-Managing Member in the Company (or between any Parallel Investment Vehicle or the managing member, general partner or similar controlling party of any Parallel Investment Vehicle or any of their Affiliates and any investor in such Parallel Investment Vehicle) that establish rights under, or alter or supplement the terms of, the LLC Agreement or the constituent documents of any Parallel Investment Vehicle, as applicable (each, a “Side Letter”).

2.           Most Favored Nation.  Without limiting paragraph 39(a) below, the Managing Member, itself and on behalf of the Company, hereby agrees that the Future Fund Member shall be entitled, upon written election to the Managing Member within twenty (20) days of receipt of a copy of any Side Letter, to the rights and benefits of such Side Letter that have the effect of establishing rights or otherwise benefiting any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) in a manner different and more favorable, in any material respect, than the rights and benefits established in favor of the Future Fund Member hereunder or pursuant to the LLC Agreement; provided, that the Future Fund Member hereby agrees to assume the obligations, if any, assumed by such other Non-Managing Member (or such other investor in a Parallel Investment Vehicle) in receiving such rights or benefits; provided, further, that the Future Fund Member shall not be entitled to the rights or benefits of any Side Letter provisions (a) that were established for the benefit of any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) to reflect any legal or regulatory requirement to which such Non-Managing Member (or such investor in any Parallel Investment Vehicle) is bound (including, without limitation, provisions concerning the disclosure or use of information or relating to the reporting obligations of the Company or any Parallel Investment Vehicle) or any accounting practice or policy which such Non-Managing Member (or such investor in any Parallel Investment Vehicle) has adopted and, in each case, to which the Future Fund Member or the Beneficial Member is not similarly bound or the Future Fund Member or the Beneficial Member has not similarly adopted, or (b) that are personal to any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) based solely on the place of organization or headquarters or organizational form of such other Non-Managing Member (or such investor in a Parallel Investment Vehicle) and provide no material economic benefit not provided to the Future Fund Member. The Managing Member hereby represents and warrants that, other than as already disclosed to the Future Fund Member, (i) there are no other Side Letters that have the effect of establishing rights with respect to the governance of the Consortium benefitting any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) in a manner different and more favorable than the governance rights established in favor of the Future Fund Member hereunder or pursuant to the LLC Agreement and (ii) there are no rights currently provided to another Non-Managing Member (or any investor in any Parallel Investment Vehicle) that can reasonably be expected to interfere with the exercise of the Future Fund Member’s governance rights with respect to the Consortium and no such rights will be provided to another Non-Managing Member (or any investor in any Parallel Investment Vehicle).

3.           Consent to Transfer.

(a)           The Managing Member shall not withhold its consent to a Transfer by the Future Fund Member of all or any portion of its Interest in the Company to the Beneficial Member, an Affiliate of the Beneficial Member, the trustee of a trust in which all or substantially all of the beneficial interests are held directly or indirectly by the Beneficial Member or an Affiliate of the Beneficial Member or any additional or replacement custodian of any of the foregoing (a “Permitted Transferee”) and to such Permitted Transferee’s admission to the Company as a substituted Non-Managing Member in accordance with the terms of the LLC Agreement, and the Managing Member waives the requirement that the Future Fund Member provide it with an opinion of counsel pursuant to Section 10.3(c)(i) of the LLC Agreement.  For the avoidance of doubt, all other conditions of Section 10.3 of the LLC Agreement shall apply in respect of any Transfer contemplated by this paragraph 3(a).

4.           Consent for Additional Debt and Total Return Swap.

(a)	(i)
The Managing Member, itself and on behalf of the Company, hereby agrees that the written consent of the Future Fund Member shall be required in order to call more than $200 million of the Future Fund Member’s Commitment to acquire Debt (which $200 million limit shall be reduced further by the amount paid by the Future Fund Member as the Upfront Payment Amount (as defined below) under the Total Return Swap (as defined below) less the excess of (x) the amount of payments made by BAM to the Future Fund Member under the Total Return Swap over (y) the amount of such payments referred to in (x) which have been repaid by the Future Fund Member to BAM under the Total Return Swap (the difference between the Upfront Payment Amount and such excess of such payments by BAM being referred to herein as the “Net Future Fund TRS Payment”)).  For greater certainty, the Net Future Fund TRS Payment may not be less than zero for purposes hereof.  If such consent is not given by the Future Fund Member, the Future Fund Member agrees that any such additional Debt may be acquired by another Parallel Investment Vehicle or another Member (other than the Future Fund Member).  For the purposes of this letter, “Total Return Swap” means The GGP Loan Total Return Swap Confirmation executed by BAM, the Future Fund Member and the Beneficial Member dated on or about the date hereof and “Upfront Payment Amount” has the meaning ascribed thereto under the Total Return Swap.

(ii)
The Managing Member, itself and on behalf of the Company, agrees that the Available Commitment of the Future Fund Member shall be reduced at any time by the amount of the Net Future Fund TRS Payment at such time.

(b)           For the purposes of calculating Transaction Distribution Amount and Carried Interest under the LLC Agreement, the Upfront Payment Amount (as defined in the Total Return Swap) shall be treated as a Capital Contribution made as of the date it was actually made.

(c)           The Managing Member and the Class B Member hereby agree that the amount of any Transaction Distribution Amount or Carried Interest payable on any Distribution Date which is attributable to the Interest of the Future Fund Member (including any similar amount received by the managing member or an equivalent controlling entity which is attributable to the interest of the Future Fund Member in a Parallel Investment Vehicle) shall be reduced (but not below zero) by the amount of any Adjustment Amount (as defined in the Total Return Swap) that would be payable if such Distribution Date was an Adjustment Amount Payment Date (as defined in the Total Return Swap).

5.           Frequency of Calls for Capital Contributions.  The Managing Member agrees to use reasonable efforts to minimize the number of separate calls it makes for Capital Contributions in a short period of time from the Future Fund Member.

6.           Liability as a Custodian.

(a)           Brookfield Asset Management Inc. agrees that the Future Fund Member enters into this letter agreement only in its capacity as custodian of the Beneficial Member.  The Managing Member, itself and on behalf of the Company, and the Class B Member agree that the liability of the Future Fund Member under the LLC Agreement, the Subscription Agreement and any side letter or similar agreement and Brookfield Asset Management Inc. agrees that the liability of the Future Fund Member under this letter agreement, in each case, shall be limited solely to the extent that it is actually indemnified by the Beneficial Member in respect of which it acts as custodian as provided in Section 12.26(b) of the LLC Agreement.  Subject to paragraph 6(b) hereof, the Beneficial Member agrees that, to the extent the immediately preceding sentence or Section 12.26(b) of the LLC Agreement operates to reduce the amounts for which the Future Fund Member would otherwise be liable to any Person to whom the Future Fund Member owes obligations under the LLC Agreement, the Subscription Agreement or any side letter or similar agreement, the Beneficial Member agrees to be directly responsible and liable for any such obligations of the Future Fund Member and to pay or cause to be paid any amounts owing by, or any other liabilities of, the Future Fund Member to the extent the Future Fund Member is relieved of liability therefor by Section 12.26 of the LLC Agreement.

(b)           Notwithstanding any provision in this letter agreement to the contrary (whether express or implied), (i) the Beneficial Member represents that it enters into this letter agreement in accordance with its authorized functions as set out in the Future Fund Act (as defined below) and in no other capacity and (ii) no Person will have any claim against individual members of the Beneficial Member or any delegates of the Beneficial Member in connection with the obligations of the Beneficial Member under this letter agreement and the rights of individual members and delegates of the Beneficial Member under this paragraph are held in trust for them by the Beneficial Member.

7.           Transaction Distribution Amount.

(a)           The Managing Member hereby agrees that the Transaction Distribution Amount distributable to the Managing Member in respect of the Future Fund Member’s Interest (including any portion of such Interest held by a Permitted Transferee) shall be capped at $18 million, and one-fifth (1/5) of such Transaction Distribution Amount shall vest on each anniversary of the Initial Closing Date, such that the full Transaction Distribution Amount shall be fully vested on the fifth (5th) anniversary of the Initial Closing Date; provided, that (i) if the Future Fund Member has Transferred a portion of the Interest it held as at the Initial Closing Date (other than to a Permitted Transferee), (a) the Transaction Distribution Amount distributable to the Managing Member in respect of the Future Fund Member’s retained Interest (including any portion of such Interest held by a Permitted Transferee) shall be capped at an amount equal to the product of (1) $18 million and (2) a fraction the numerator of which is the retained portion of the Future Fund Member’s Interest (including any portion of such Interest held by a Permitted Transferee) and the denominator of which is the Future Fund Member’s Interest held at the Initial Closing Date and (b) for greater certainty, the Transaction Distribution Amount distributable to the Managing Member in respect of the portion of the Interest transferred by the Future Fund Member (other than to a Permitted Transferee) shall not be capped as provided herein, (ii) if the Future Fund Member’s Invested Capital on a Distribution Date is less than $600 million, the cap on the Transaction Distribution Amount distributable to the Managing Member in respect of the Future Fund Member’s Interest (including any portion of such Interest held by a Permitted Transferee) shall be reduced by a percentage equal to one minus a fraction, the numerator of which is the Future Fund Member’s Invested Capital at such Distribution Date and the denominator of which is the Future Fund Member’s Commitment and (iii) unless and until the Minimum Condition is achieved, the cap on the Transaction Distribution Amount distributable to the Managing Member in respect of the Future Fund Member’s Interest (including any Interest held by a Future Fund Member’s Permitted Transferee or Affiliate) shall be $3.6 million.

(b)           The Managing Member and the Class B Member hereby agree that, solely for the purpose of calculating Carried Interest distributable to the Class B Member in respect of the Interest of the Future Fund Member, the Future Fund Member will be deemed to have made Capital Contributions equal to the cost of funds associated with the Commitment LC or Commitment Account established in respect of the Interest of the Future Fund Member in an amount, which amount shall be equal to forty (40) basis points times (i) the average daily principal balance, if any, on deposit in the Commitment Account held by the Company in respect of the Interest of the Future Fund Member or (ii) the average daily outstanding face amount of the Commitment LC of the Future Fund Member, as applicable, during the period commencing on the date the Commitment Account was funded or the Commitment LC of the Future Fund Member was issued to the Company, as applicable, and ending on the earlier of (x) October 1, 2010, and (y) the date on which the amount on deposit in the Commitment Account is reduced to zero or the Commitment LC of the Future Fund Member is fully drawn by the Company or surrendered to the issuing bank and cancelled, as applicable, computed on the basis of a three hundred sixty (360) day year and the actual number of days elapsed, compounded monthly in arrears.  Furthermore, the amount, if any, that remains on deposit in the Commitment Account or the undrawn face amount, if any, of the Commitment LC of the Future Fund Member, as applicable, on October 1, 2010 shall be deemed to be Invested Capital contributed by the Future Fund Member to the Company solely for the purpose of calculating Carried Interest distributable to the Class B Member in respect of the Interest of the Future Fund Member.

8.           Other Subscription Agreements.  The Managing Member, itself and on behalf of the Company, hereby represents and warrants that each Subscription Agreement (and each equivalent subscription agreement entered into by any Parallel Investment Vehicle, on one hand, and any prospective investor, on the other hand) shall be substantially similar in all material respects to the Subscription Agreement the Future Fund Member signed, except as to (a) the amount of Commitment made thereby, (b) particular additions, deletions or modifications that reflect any legal or regulatory requirement binding on, or accounting practice or policy adopted by, any other Non-Managing Member (or an investor in any Parallel Investment Vehicle), and (c) the content of each prospective investor questionnaire as completed by any other Non-Managing Member (or an investor in any Parallel Investment Vehicle).

9.           Tax Matters Partner.  The Managing Member agrees not to take any action as the Tax Matters Partner that could reasonably be expected to adversely impact the Future Fund Member or any of its Tax Affiliates (as defined in paragraph 30 of this letter agreement) in any material respect, without the Future Fund Member’s written consent, which consent shall not be unreasonably withheld; provided, that, if the Future Fund Member or any of its Tax Affiliates would be required to file an income tax return (other than any return necessary to claim a reduced rate of tax or any tax treaty benefit) as a result of such action taken by the Managing Member as the Tax Matters Partner that the Future Fund Member or any of its Tax Affiliates would not otherwise have been required to file, such requirement will be considered to adversely impact the Future Fund Member or any of its Tax Affiliates in a material respect for purposes of this paragraph 9.

10.           Withholding Taxes.

(a)           The Future Fund Member will provide the Managing Member a valid and properly executed Internal Revenue Service Form W-8 or W-9 as appropriate (and applicable accompanying documentation, as necessary) and will ensure that the Beneficial Member will provide to the Managing Member a valid and properly executed Internal Revenue Service Form W-8EXP claiming an exemption from U.S. income tax under Section 892 of the Code.

(b)           The Managing Member agrees that, under current law, the Company does not intend to withhold under Sections 1441 or 1442 of the Code on the Future Fund Member’s distributive share of any item of income for which the Tax Affiliate (as defined in paragraph 30 of this letter agreement) is exempt from U.S. federal income taxation under Section 892 of the Code, provided, that the Company has received from such Person a valid and properly completed IRS Form W-8EXP (which has not expired under applicable regulations and/or instructions) certifying as to its status as a foreign government (and not a “controlled commercial entity”) prior to the time the Company would otherwise have to withhold on such item.  Notwithstanding the foregoing, the Managing Member makes no representation as to the Managing Member’s withholding obligations if and to the extent that (i) under applicable Code sections, regulations or instructions, the Managing Member has knowledge or reason to believe that any information or certifications provided by such Person are incorrect, (ii) the Managing Member cannot reliably associate the payment with the documentation provided by such Person, (iii) the item in question is not exempt from taxation under Section 892 of the Code as reasonably determined by the Managing Member (including, without limitation, as a result of being derived from a controlled commercial entity with respect to such Person or from the conduct of a commercial activity, in each case within the meaning of Section 892 of the Code and the regulations thereunder) or (iv) there is a Change in Law that imposes an obligation on the Company to withhold on the Future Fund Member’s distributive share of any item of income of the Company as reasonably determined by the Managing Member.  For purposes of this paragraph 10, (i) “Change in Law” means the occurrence, after the date of this letter agreement, of any of the following:  (a) the adoption or taking effect of any law, rule, regulation or treaty by any Governmental Authority, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority and (ii) “Governmental Authority” means the government of the United States, or of any political subdivision thereof and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government thereof.

(c)           INTENTIONALLY OMITTED.

(d)           The Managing Member will, to the extent practicable, notify the Future Fund Member promptly if it determines that the Company is required to withhold any amount purportedly representing a tax liability to the Future Fund Member or any of its Tax Affiliates (as defined in paragraph 30 of this letter agreement) and will (i) consider in good faith any position that such Person raises as to why withholding is not required or alternative arrangements proposed by such Person that may avoid the need for withholding and (ii) provide such Person with the opportunity to contest the requirement to withhold with the appropriate taxing authority (to the extent permitted by applicable law) during any period such contest does not subject the Company or the Managing Member to any potential liability to such taxing authority for any such claimed withholding and payment.

(e)           The Managing Member, itself and on behalf of the Company, hereby agrees to use its commercially reasonable best efforts to ensure that the affairs of the Company are conducted in such a manner that the Company is not engaged in a trade or business within the United States within the meaning of Sections 871 and 881 of the Code and does not have any income received directly or indirectly from commercial activities within the meaning of Section 892 of the Code.  In furtherance of the foregoing, the Managing Member shall use commercially reasonable best efforts not to cause the Company to do any of the following without the Future Fund Member’s consent: (i) own any assets other than Securities of GGP, Debt of GGP, cash and/or cash equivalents; (ii) conduct activities restricted by the LLC Agreement; or (iii) have any employees; provided, however, that the Future Fund Member’s consent shall not be required so long as either (A) the ownership of any assets not described in clause (i) are made through a subsidiary of the Company classified as a corporation for U.S. federal income tax purposes, (B) the conduct of any activities not described in clause (ii) are conducted through a subsidiary of the Company classified as a corporation for U.S. federal income tax purposes, or (C) the Company has received a written opinion of nationally recognized tax counsel, on which the Future Fund Member may rely, to the effect that such ownership of assets or conduct of activities should not result in the Company being engaged in a trade or business within the United States within the meaning of Sections 871 and 881 of the Code and should not result in the Company being engaged in a commercial activity within the meaning of Section 892 of the Code.  The Managing Member agrees that it will provide prompt written notice to the Future Fund Member as soon as reasonably practicable after the Managing Member becomes aware that the Future Fund Member or any of its Tax Affiliates (as defined in paragraph 29 of this letter agreement) will be deemed to be engaged in the conduct of a trade or business within the United States for purposes of Sections 871 and 881 of the Code solely as a result of the activities and investments of the Company or that the Future Fund Member Tax Affiliates (as defined in paragraph 29 of this letter agreement) will be deemed to have any income attributable to commercial activities within the meaning of Section 892 of the Code.  In the event that the Company derives any income, gain or loss that is effectively connected with the conduct of a trade or business within the United States and/or any income from commercial activities that is allocable to the Future Fund Member or any of its Tax Affiliates (as defined in paragraph 29 of this letter agreement), the Managing Member will, at the Future Fund Member’s request, obtain and provide in a timely fashion all necessary and reasonably available tax-related information concerning the source, character and amount of such income required for the Future Fund Member or any of its Tax Affiliates (as defined in paragraph 29 of this letter agreement) to make required tax filings.

11.           Returns.

(a)           If the Managing Member is required to make a filing (including a Schedule 13D or Form 3, 4 or 5 filing or amendment thereto) under the Exchange Act on behalf of the Company or itself, and if the Managing Member is aware that a Non-Managing Member may also be required to make a filing under the Exchange Act based on the circumstances requiring Managing Member's filing on behalf of the Company or itself, then the Managing Member shall endeavor to provide to the Non-Managing Member, as soon as reasonably practicable, a draft of any such filing on behalf of the Company or itself prior to making such filing, and, in addition, shall provide the Non-Managing Member a copy of such filing as filed within two (2) business days following such filing.

(b)           In addition to the obligations set forth in this paragraph 11, the Managing Member and Non-Managing Member agree to provide reasonable cooperation with the other at the other's request in connection with any such filing.

12.           Taxes Paid.

(a)           Notwithstanding Sections 8.4(a) and 8.4(b) of the LLC Agreement, as modified by this letter, if (i) the Company receives (or is deemed to receive) a distribution from GGP (including capital gains dividends and distributions in liquidation of GGP) that is attributable to gain from sales or exchanges by GGP of United States real property interests (i.e., a distribution subject to Section 897(h)(1) of the Code) or (ii) the Company earns income directly or indirectly from commercial activities of the Company within the meaning of Section 892 of the Code, then, for purposes of determining the amounts distributable to the Managing Member pursuant to Section 6.1 of the LLC Agreement and the provisions of the LLC Agreement that refer to Section 6.1, the Future Fund Member shall not be treated as having received a distribution equal to the lower of (x) the amount described in clause (i) or (ii) above multiplied by thirty-five percent (35%) and (y) the actual amount of tax paid to the applicable taxing authorities with respect to the amounts described in clause (i) or (ii); provided, however, that (I) this paragraph 10(e)(a) shall continue to apply following a change in rate or with respect to a withholding tax (or similar tax) imposed under any successor provision to Section 1445 or 1446 of the Code and Treasury Regulations promulgated thereunder resulting from a Change in Law, and (II) clause (ii) of this paragraph 10(e)(a) shall not apply to the extent that the Beneficial Member is not an “integral part” of a foreign sovereign or a “controlled entity” of a foreign sovereign that is not a “controlled commercial entity” (all within the meaning of Section 892 of the Code and the Treasury Regulations promulgated thereunder).  For the avoidance of doubt, and not in contravention of paragraph 10(b) of this letter, this paragraph 10(e)(a) shall not apply with respect to any amounts withheld in connection with the Redemption Procedures or a liquidation of the Company (except to the extent attributable to gain from sales or exchanges by GGP of United States real property interests in connection with a liquidation of GGP).  For purposes of Section 7.4 of the LLC Agreement, all allocations shall be made without regard to this paragraph.

(b)           In the event the Future Fund Member (or the Beneficial Member) reasonably believes that, or the Managing Member notifies the Future Fund Member that it believes that it is more likely than not that, any amount of income described in clause (i) or (ii) in paragraph 10(e)(a) of this letter agreement is not subject to U.S. federal income tax, the Future Fund Member (or the Beneficial Member, as applicable) hereby agrees to use commercially reasonable efforts to apply for and obtain a refund of such amounts and the Managing Member shall cooperate with the Future Fund Member (or the Beneficial Member, as applicable), as reasonably requested, in applying for or obtaining such refund.  The Future Fund Member (or the Beneficial Member, as applicable) hereby agrees to promptly notify the Managing Member of such claim for refund no less than five days prior to filing such claim with the applicable taxing authorities.  In the event the Future Fund Member (or the Beneficial Member, as applicable) receives an actual refund of any amounts described in clause (i) or (ii) in paragraph 10(e)(a) of this letter agreement, such amounts shall be treated as a distribution for purposes of Section 6.1 of the LLC Agreement to the extent such amounts were previously excluded from amounts deemed distributed for purposes of Section 6.1 of the LLC Agreement.

13.           Withholding Tax Payments and Obligations.

(a)           With respect to the Future Fund Member, Section 8.4(a) of the LLC Agreement is restated as follows:

“If the Company receives proceeds in respect of which a tax has been withheld, the Company shall be treated as having received cash in an amount equal to the amount of such withheld tax, and, for all purposes of this Agreement, except as provided in paragraph 12(a) of the amended and restated letter agreement (the “Side Letter”) between The Northern Trust Company (the “Future Fund Member”) only in its capacity as custodian for the Future Fund Board of Guardians (the “Beneficial Member”) and the Company effective as of March 31, 2010, each Member shall be treated as having received a distribution pursuant to Section 6.1 hereof equal to the portion of the withholding tax allocable to such Member, as determined by the Managing Member in its reasonable discretion.

(b)           With respect to the Future Fund Member, Section 8.4(b) of the LLC Agreement is restated as follows:

“Subject to paragraph 10(b) of the Side Letter, the Company is authorized to withhold from any payment made to, or any distributive share of, a Member any taxes that are, in the Managing Member’s reasonable determination, required by law to be withheld.  If, and to the extent, the Company is required to make any such tax payments with respect to any distributive share of income or gain of a Member, then such Member’s proportionate share of such distribution or, without duplication, future distributions shall be reduced by the amount of such tax payments (which, except as provided in paragraph 12(a) of the Side Letter, tax payments shall be treated as a distribution to such Member pursuant to Section 6.1 hereof).  In the event a portion of a distribution in kind is retained by the Company pursuant to the prior sentence, such retained in kind amounts may, in the discretion of the Managing Member, either (A) be distributed to the other Members, or (B) the Managing Member as agent on behalf of such Member may sell such retained in kind amounts for the account of such Member with the Managing Member retaining the amounts necessary to satisfy such tax payments and remitting any excess to such Member.”

(c)            With respect to the Future Fund Member, Section 8.4(d) of the LLC Agreement is deleted from the LLC Agreement.

(d)           With respect to the Future Fund Member, the following paragraphs shall be added to the end of Section 8.4(e) of the LLC Agreement (it being understood that no change to the language currently in Section 8.4(e) is intended):

“The Managing Member shall provide prompt written notice to the Future Fund Member  after learning of any audit or other proceeding (including a request for information) involving a Tax Indemnified Party for which the Future Fund Member has an indemnification obligation under this Section 8.4(e) (a “Proceeding”); provided, however, that the failure to provide such notice shall not release the Future Fund Member from any of its obligations to indemnify under this Section 8.4(e) unless, and only to the extent such failure has a material adverse effect on the ability to contest the claim set forth in the Proceeding.  If the Future Fund Member notifies the Tax Indemnified Party in writing that it wishes to assume the conduct and control of the settlement or defense of such Proceeding, the Future Fund Member shall have the right, through tax counsel of its choosing and at its own expense, to assume such conduct and control of the settlement or defense, and the applicable Tax Indemnified Party shall reasonably cooperate with the Future Fund Member in connection therewith (including, for example, by signing a limited power of attorney with respect to such Proceeding); provided, however, that the Future Fund Member shall thereafter consult with the Managing Member upon the Managing Member’s reasonable request for consultation from time to time with respect to such Proceeding and shall not, without the applicable Tax Indemnified Party’s consent, agree to pay or settle any such Proceeding if such payment or settlement could adversely affect the applicable Tax Indemnified Party (it being understood that a monetary payment, including payment in respect of a civil penalty in existence as of the date of the Side Letter and imposed by the United States Internal Revenue Service on a standard less than fraud, does not have an adverse effect on a Tax Indemnified Party).  If the Future Fund Member assumes the conduct and control of such defense or settlement, (i) the Tax Indemnified Party shall have the right (but not the duty) to participate in the defense or settlement thereof and to employ counsel separate from the counsel employed by the Future Fund Member, at its own expense, and (ii) the Future Fund Member shall not assert that the claim, or any portion thereof, with respect to which the Tax Indemnified Party seeks indemnification is not within the ambit of this Section 8.4(e).  So long as the Future Fund Member is reasonably contesting any Proceeding, the applicable Tax Indemnified Party (or its indirect owners) shall not pay or settle any such Proceeding without the Future Fund Member’s consent, which consent may be withheld in the Future Fund Member’s discretion.  If the Future Fund Member advises the Tax Indemnified Party that it does not wish to control such Proceeding or, within a reasonable amount of time after the receipt of written notice of such Proceeding, fails to provide the required notice that it wishes to control the Proceeding, then (i) the Tax Indemnified Party shall control the settlement or defense of the Proceeding and retain a nationally recognized law firm to represent the Tax Indemnified Party in such Proceeding, which counsel shall be reasonably acceptable to the Future Fund Member, (ii) the Tax Indemnified Party may not pay, settle, compromise or contest the tax at issue without the Future Fund Member’s consent, which consent may be withheld in the Future Fund Member’s discretion acting reasonably and without unreasonable delay and (iii) the Future Fund Member shall be given the right to participate in such Proceeding, at its own expense.

The Future Fund Member shall be required to pay to the Tax Indemnified Parties any amount due with respect to a claim of indemnification pursuant to this Section 8.4(e) promptly upon the first to occur of: (i) a Final Determination having been reached with respect to the matter that gave rise to such claim for indemnification; or (ii) the Future Fund Member and the applicable Tax Indemnified Parties entering into a mutual agreement with respect to the total amount that is due from the Future Fund Member with respect to such claim for indemnification.  For purposes of this Agreement, “Final Determination” shall mean: (i) a determination within the meaning of section 1313(a) of the Code; (ii) a decision, judgment, decree or other order by the United States Tax Court or any other court of competent jurisdiction that has become final and unappealable; (iii) a Closing Agreement under section 7121 of the Code or a comparable provision of federal, state, local or foreign tax law that is binding against the Internal Revenue Service; or (iv) any other final settlement with the Internal Revenue Service.  Notwithstanding anything in this Agreement to the contrary, (i) if a contest of the applicable taxes shall be conducted in a manner requiring the payment of the claim, in no event shall such Tax Indemnified Party be required, or the Future Fund Member be permitted, to contest the imposition of any tax for which the Future Fund Member is obligated to indemnify pursuant to this Section 8(e) in such manner unless the Future Fund Member shall have paid the amount required directly to the appropriate authority or made an advance of the amount thereof to the applicable Tax Indemnified Parties on an interest-free basis and (ii) no Tax Indemnified Party shall be required, nor shall the Future Fund Member be permitted, to appeal any adverse decision to the U.S. Supreme Court. Any amounts paid or advanced by the Future Fund Member pursuant to clause (i) of the preceding sentence that are refunded shall (together with any interest thereon paid by a governmental authority on the amount refunded) be paid to the Future Fund Member.”

14.           Tax Election.  If the Future Fund Member purchases an Interest from a selling Member, upon request by the Future Fund Member, the Company will make an election pursuant to Section 754 of the Code.

15.           Tax Information.  The Managing Member agrees to send to the Future Fund Member, as soon as possible after the end of each Fiscal Year of the Company during which it was a Member at any time, but no later than April 1st of the next following Fiscal Year, Internal Revenue Service Form 1065, Schedule K-1.  The Managing Member, upon request by the Future Fund Member, shall use commercially reasonable efforts to provide information and documents as are necessary for the Future Fund Member to make appropriate tax filings with respect to such Fiscal Year.

16.           Advice.  Solely with respect to the Future Fund Member (and any other Non-Managing Member with whom the Managing Member has agreed pursuant to any Side Letter), Section 8.6 of the LLC Agreement is restated as follows:

“A Member may, by written notice to the Managing Member, request that the Managing Member provide a copy of any written taxation advice the Managing Member has obtained from external taxation and other advisers, and the Managing Member shall provide such copy to the Member (with a copy being provided to all other Members within a reasonable period of time).  Notwithstanding the foregoing, the Managing Member may impose such reasonable restrictions and conditions in respect of such written tax advice as the Managing Member determines are necessary or appropriate to preserve any privilege which exists with respect to such advice.”

17.           Tax Status Representation.  The Beneficial Member represents and warrants that it is (i) an “integral part” of a foreign sovereign or (ii) a “controlled entity” of a foreign sovereign that is not a “controlled commercial entity” (all within the meaning of Section 892 of the Code and the Treasury Regulations promulgated thereunder).

18.           Financial Statements. The Future Fund Member represents that the Beneficial Member’s fiscal year ends on June 30th. The Managing Member hereby agrees to furnish to the Future Fund Member, or cause to be furnished to the Future Fund Member no later than forty-five (45) days after the Company’s fiscal quarter ending June 30:  (A) unaudited quarterly financial statements in respect of the Company referred in to Section 8.1(b)(ii) of the LLC Agreement (which financial statements shall include a balance sheet of the Company as of the end of such quarter and the preceding quarter and statements of operations (including statements of income, profit and loss for each quarter and the preceding quarter), changes in Members’ capital (including capital account balance) and a statement of cash flows of the Company for such quarter and the preceding quarter); (B) reports on distributions to the Managing Member referred to in Section 6.5 of the LLC Agreement; and (C) statements of Fair Market Value referred to in Section 8.1(b)(iii) of the LLC Agreement.  Further, the Managing Member shall use commercially reasonable efforts to provide to the Future Fund Member no later than forty-five (45) days after the Company’s fiscal quarter ending June 30 such other information reasonably available to the Managing Member as shall have been reasonably requested by the Future Fund Member on or before March 31 of such year and as is necessary for the preparation of the financial statements of the Future Fund Member (or its Affiliates or beneficiaries or other Persons who may directly or indirectly control the Future Fund Member), it being understood that the additional information may not be audited.  The Future Fund Member expressly agrees and acknowledges that the information and materials provided by the Managing Member under this paragraph 18 contains estimates only and may change considerably as the Managing Member submits tax returns and financial statements based on the fiscal year of the Company.

19.           Confidentiality.  The Future Fund Member represents, and the Managing Member, itself and on behalf of the Company, hereby acknowledges, that the Future Fund Member, the Beneficial Member or the Future Fund Management Agency (a “prescribed Agency” of the Commonwealth of Australia for the purposes of the Financial Management and Accountability Act 1997 (Cth)) (collectively, the “Disclosure Parties”) are subject to certain disclosure and reporting obligations under Australian law (including under the Future Fund Act 2006 (Cth) (the “Future Fund Act”)), regulations, orders, rulings and governmental and parliamentary policy and convention (the “Public Information Law”), and that information relating to the Managing Member, the Company, any Parallel Investment Vehicle, the Board of Directors, GGP or any of their respective Affiliates or the Total Return Swap (or the parties to the Total Return Swap) or the Loan or any Holding Party (each as defined in the Total Return Swap) received or maintained by the Disclosure Parties (the “Relevant Information”) may be required to be disclosed to certain governmental departments and agencies, parliamentary committees and subcommittees and the responsible Ministers under the Future Fund Act, in each case having jurisdiction over the Disclosure Parties.  In light of the foregoing, the Managing Member, itself and on behalf of the Company, agrees that:

(a)           The Future Fund Member and the Beneficial Member shall be permitted to disclose Relevant Information to the Disclosure Parties; provided, that the Future Fund Member or Beneficial Member (as applicable) agrees to ensure that there are suitable confidentiality provisions in place between the Future Fund Member or Beneficial Member (as applicable) and the other Disclosure Parties that will ensure that the Disclosure Parties will not disclose any Relevant Information except as otherwise permitted hereunder;

(b)           In order to comply with any reporting obligations or request for disclosure under Public Information Law, the Disclosure Parties shall be permitted to disclose Relevant Information to Australian governmental departments and agencies, parliamentary committees and subcommittees, and the responsible Ministers under the Future Fund Act, or as otherwise required by Public Information Law; provided, that:  (i) the Future Fund Member or Beneficial Member (as applicable) shall disclose, and shall ensure that each other Disclosure Party discloses, only such information as it is required by any Public Information Law to disclose; (ii) each Person to whom a Disclosure Party discloses such information is advised of the confidentiality obligations imposed on the Future Fund Member or the Beneficial Member pursuant to Section 12.3 of the LLC Agreement and this letter agreement, the commercial sensitivity of such information and the need to keep such information confidential; (iii) the Future Fund Member or Beneficial Member (as applicable) shall use, and shall ensure that each other Disclosure Party uses, all reasonable endeavours to ensure that a disclosure of Relevant Information to any such Person is made in camera; and (iv) the Future Fund Member or Beneficial Member (as applicable) shall use, and shall ensure that each other Disclosure Party uses, unless prohibited by Public Information Law or any other applicable law, all reasonable endeavours to (A) immediately notify the Managing Member of such required disclosure, (B) inform the Managing Member of the timing for making such disclosure and, if the required disclosure is the subject of a request for such information, provide the Managing Member with a copy of such request or a detailed summary of the information being requested, and (C) consult with the Managing Member regarding the response to such request;

(c)           Notwithstanding the provisions of Section 12.3 of the LLC Agreement and paragraph 40 hereof and subject to paragraph 19(b) hereof, the Disclosure Parties shall be permitted to disclose, without any further notice from the Disclosure Parties, the following limited information:  (i) the name of the Company, any Parallel Investment Vehicle and GGP; (ii) the association between Brookfield and the Company and any Parallel Investment Vehicle, the fact that the Future Fund Member is a member of the Company or a Parallel Investment Vehicle and the date the Future Fund Member became a member of the Company or an investor in a Parallel Investment Vehicle and the fact that the Future Fund Member is a participant in the Total Return Swap; (iii) the Aggregate Commitments and the aggregate amount of all capital commitments to Parallel Investment Vehicles; (iv) the Future Fund Member’s Commitment, Capital Contribution, Invested Capital and Available Commitment and the capital commitment of the Future Fund Member in any Parallel Investment Vehicle and the contributed and uncontributed amounts thereof and the Upfront Payment Amount; (v) the value of the Future Fund Member’s Interest in the Company and interest in any Parallel Investment Vehicle and interest in the Total Return Swap; (vi) the aggregate Transaction Distribution Amount and Carried Interest received by the Managing Member attributable to the Interest of the Future Fund Member (including any similar amount received by the managing member or an equivalent controlling entity which is attributable to the interest of the Future Fund Member in a Parallel Investment Vehicle) and the Transaction Costs borne (directly or indirectly) by the Future Fund Member (including any similar amounts borne (directly or indirectly) by the Future Fund Member in any Parallel Investment Vehicle) and the aggregate reductions to the returns under the Total Return Swap in respect of Non-recoverable Transaction Costs (as defined in the Total Return Swap) or in respect of amounts corresponding to Transaction Distribution Amount or Carried Interest; (vii) the aggregate amount of distributions that have been paid to the Future Fund Member by the Company and any Parallel Investment Vehicle and the aggregate returns under the Total Return Swap; (viii) such ratios and performance information as are calculated by the Disclosure Parties using the information in sub-clauses (iii) through (vii) above; and (ix) a brief description of the investment strategy of the Company, any Parallel Investment Vehicle and GGP including the geographical areas and type of business of GGP (subject to any confidentiality obligations to which the Company is subject) and any investments made by a Parallel Investment Vehicle.

(d)           Sections 12.3(b) and 12.3(d) of the LLC Agreement shall not apply to the Future Fund Member or the Beneficial Member; and

(e)           To the extent that a Disclosure Party receives a request for information not expressly permitted to be disclosed above, the provisions of the confidentiality obligations imposed on the Future Fund Member or the Beneficial Member in Section 12.3 of the LLC Agreement or paragraph 40 hereof, subject to the above, shall apply in all respects.

(f)           The Managing Member, itself and on behalf of the Company, hereby agrees to use its commercially reasonable efforts to ensure that any confidentiality agreements entered into by the Company in relation to GGP are entered into having due regard to the disclosure and reporting obligations of the Disclosure Parties.

(g)           The Managing Member agrees to discuss with the Future Fund Member or the Beneficial Member the type of information it proposes to disclose (other than information it or the Company is required to disclose under the LLC Agreement, the Subscription Agreement or this letter agreement) to the Future Fund Member or the Beneficial Member that is subject to any confidentiality agreements entered into by the Company in relation to GGP under which disclosure by the Disclosure Parties would not be permitted in order to determine whether disclosure to the Future Fund Member or Beneficial Member is appropriate. Brookfield Asset Management Inc. agrees to use reasonable endeavors to discuss with the Future Fund Member or the Beneficial Member the type of information it proposes to disclose (other than information it is required to disclose under the Total Return Swap or this letter agreement) to the Future Fund Member or the Beneficial Member that is subject to any confidentiality agreements entered into by it or any Holding Party (as defined in the Total Return Swap) in relation to GGP under which disclosure by the Disclosure Parties would not be permitted in order to determine whether disclosure to the Future Fund Member or Beneficial Member is appropriate.

(h)           The Managing Member shall not make any disclosures with respect to the investment by the Future Fund Member (or the indirect investment by the Beneficial Member) in the Company or the participation by the Future Fund Member in the Total Return Swap (or the indirect participation by the Beneficial Member in the Total Return Swap) pursuant to its right under Section 12.3(e) of the LLC Agreement without the prior written consent of the Future Fund Member, except that the Managing Member may disclose to GGP, any other Member or any prospective Member that the Future Fund Member (and, indirectly, the Beneficial Member) have made an investment in the Company or have participated, directly or indirectly, in the Total Return Swap.

20.           Written Communications.  The following arrangements apply to any formal notices (other than merely administrative notices (which do not include any changes to the bank account details as set forth in Part II of the Subscription Agreement) or notices of an informative nature only) pursuant to the LLC Agreement, the Subscription Agreement and this letter agreement in connection with the Company:

(a)           The individuals who are authorized to sign notices by the Managing Member or the Company to the Future Fund Member or the Beneficial Member in connection with the Company are:  (i) the persons with the details set out in the following table (unless the Managing Member gives notice to the Future Fund Member and the Beneficial Member under paragraph 20(a)(ii); or (ii) such other persons as the Managing Member shall from time to time give notice, including the type of details set out in the following table, to the Future Fund Member and the Beneficial Member:

Name	Title[1]	Sample signature
Brett Fox		/s/ Brett Fox
Ric Clark		/s/ Ric Clark
Bryan Davis		/s/ Bryan Davis
Rael Diamond		/s/ Rael Diamond
Karen Ayre		/s/ Karen Ayre
Moshe Mandelbaum		/s/ Moshe Mandelbaum
Joseph Freedman		/s/ Joseph Freedman
Aleks Novakovic		/s/ Aleks Novakovic
Asha Richards		/s/ Asha Richards
Sachin Shah		/s/ Sachin Shah
David Stalter		/s/ David Stalter
Jeffrey Haar		/s/ Jeffrey Haar

(b)           If any formal notice (other than any merely administrative notice (which does not include any changes to the bank account details as set forth in Part II of the Subscription Agreement) or any notice of an informative nature) given by the Managing Member in connection with the Company pursuant to the LLC Agreement, the Subscription Agreement and this letter agreement is not signed by at least two (2) persons who are at that time authorized in accordance with this paragraph 20 to sign that notice or written communication, the Future Fund Member and the Beneficial Member are entitled (but not obliged) to treat that notice as not having been given and as being invalid.

(c)           All notices or other communications to be given to the Beneficial Member in connection with the Company shall be sent to the Beneficial Member in the same manner as all such notices and other communications are sent to Members pursuant to Section 12.1 of the LLC Agreement and shall be addressed as follows (or as provided from time to time by the Beneficial Member):

Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000
Australia

1 All such persons are officers of BAM and/or one of its Affiliates, including the general partner of the Managing Member.

Attention:  Legal Department
Telephone:  +61 3 8656 6400
Telecopy:  +61 3 8656 6500
Electronic Mail: legal.department@futurefund.gov.au

(d)           All notices or other communications to be given to the Future Fund Member pursuant to this letter agreement shall be sent to the Future Fund Member in the same manner as all notices or other communications are required to be sent pursuant to the LLC Agreement.

21.           Indemnification.  The Managing Member will notify the Future Fund Member in writing as soon as reasonably practicable of any claims for indemnification arising against the Company pursuant to Section 9.2 of the LLC Agreement of which it has actual knowledge.

22.           Notice of Additional Members.  The Managing Member agrees that it will furnish to the Future Fund Member the most recent amended Schedule A to the LLC Agreement promptly after the end of each fiscal quarter in which Schedule A is amended.

23.           Non-Managing Member Approvals.  With respect to all matters submitted to a vote, consent, or approval of the Non-Managing Members (and the investors in any Parallel Investment Vehicle, if applicable), the Managing Member will notify the Future Fund Member in writing of the respective aggregate percentages in interest (but not the identity) of all Non-Managing Members (and such other investors) voting in favour, consenting to or otherwise approving, and all Non-Managing Members (and such other investors) voting against, refusing to consent or otherwise disapproving any such matter.  The Managing Member agrees that in taking or not taking any action in connection with the Restructuring Proposal, the Managing Member must take into account the interest of the Consortium Members to the extent such Consortium Members would be entitled to vote as if they were members of the Company.

24.           Removal or Resignation of Auditor.  The Managing Member agrees to notify the Future Fund Member in writing in the event of the resignation or removal of the Company’s Independent Accounting Firm and to request that such Independent Accounting Firm discuss with the Future Fund Member the reasons for such resignation or removal.

25.           Transfer of Interest by Brookfield.

(a)           The Managing Member shall ensure that in connection with any syndication by Brookfield of a portion of its Interest or its interest in any Parallel Investment Vehicle in which Brookfield is an investor (a “Brookfield PIV”) as contemplated by Section 10.7 of the LLC Agreement or the corresponding provision of the organizational documents of any such Brookfield PIV, the amount paid by any Transferee in respect of any portion of Brookfield’s Interest or Brookfield’s interest in such Brookfield PIV, as applicable, shall be not less than the excess of (a) the pro rata share of the aggregate cost to acquire the Investment and any other assets then held by the Company or such Brookfield PIV, as applicable, over (b) the sum of (x) the pro rata share of the Fair Market Value of all of the liabilities of the Company or such Brookfield PIV, as applicable, and (y) any distribution made to Brookfield.

(b)           Upon reasonable request from the Future Fund Member from time to time and, in any event, upon the earlier of (i) such time that Brookfield determines that it no longer intends to consummate any syndications pursuant to its right under Section 10.7 of the LLC Agreement or the corresponding provision of the organizational documents of any Brookfield PIV, and (ii) the aggregate Commitments of BAM and its wholly-owned Subsidiaries no longer represent more than the Brookfield Minimum Hold, the Managing Member shall ensure that Brookfield shall certify in writing to the Future Fund Member that Brookfield has effected all syndications of its interests in the Company in compliance with the LLC Agreement, the organizational documents of any Brookfield PIV and this letter agreement and that there are no Side Letters in existence that have not been provided to the Future Fund Member.

26.           Relationship between the Managing Member and Brookfield.  The Managing Member represents and warrants that the general partner of the Managing Member is a wholly-owned subsidiary of BAM.

27.           Assets and Liabilities of the Company.  The Managing Member represents and warrants that the Company has no assets or liabilities other than those that have been disclosed to the Future Fund Member in writing prior to the Initial Closing Date.

28.           Disclosure of Certain Provisions to Other Members.  The Managing Member, itself and on behalf of the Company, agrees to disclose paragraphs 4, 6, 19 and 29 of this letter agreement to all Consortium Members prior to their admission to the Company or the applicable Parallel Investment Vehicle.

29.           Definition of Affiliate.  For the purposes of Section 10.1(a) of the LLC Agreement, the Managing Member consents to a Transfer by a Person who is not a Non-Managing Member in respect of all or any portion of the Interest held by the Future Fund Member (including by way of Transfer of an interest in or in an interest held by the Future Fund Member) solely as the result of a change in the direct or indirect ownership of the Future Fund Member and without any change in the beneficial ownership of any Interest held by the Future Fund Member. For the purposes of Section 10.1(b) of the LLC Agreement, an Affiliate of the Future Fund Member shall be deemed to include any of its Permitted Transferees.

30.           Tax.  For the purposes of Sections 8.1(c), 8.1(d), 8.2(a) and 8.2(b) of the LLC Agreement, references to Member shall include the Beneficial Member (a “Tax Affiliate”).  In the event of a Transfer to a Permitted Transferee, the Managing Member, itself and on behalf of the Company, agrees to act reasonably in response to a request to amend the definition of Tax Affiliate to refer to any other Person whose tax liability is determined by reference to the Interest in the Company held by the Member.

31.           JP Morgan Services.

(a)           The Beneficial Member represents, and the Managing Member, itself and on behalf of the Company, and the Class B Member acknowledge, that:  (i) the Beneficial Member has appointed J.P. Morgan Chase Bank, National Association (Sydney Branch) (“JP Morgan”) to provide administration, reporting and other related services to the Beneficial Member and its wholly-owned subsidiaries; (ii) JP Morgan will be provided with copies of notices and other written communications and the JP Morgan document repository system will be used to store records and documentation relating to the Future Fund Member’s investment in the Company; and (iii) JP Morgan has agreed to confidentiality undertakings in respect of all confidential information which may be disclosed to and retained by it in connection with the Future Fund Member’s investment in the Company and has further agreed that it must only use such information for the purpose of providing administration, reporting and other related services to the Beneficial Member and its wholly-owned subsidiaries, and the Beneficial Member shall not waive or otherwise agree to modify (to the detriment of the Managing Member, the Company or the Class B Member) such confidentiality obligations (as described above).

(b)           The Beneficial Member shall be responsible for any breach by JP Morgan of its confidentiality undertakings (as described above) and all costs related to the appointment and services of JP Morgan (as described above).

(c)           In light of the foregoing, the Managing Member, itself and on behalf of the Company, agrees that all notices given and other written communications made by the Managing Member or the Company to the Future Fund Member or the Beneficial Member in connection with the Company or any Parallel Investment Vehicle shall be copied to JP Morgan until the Future Fund Member or the Beneficial Member gives notice otherwise, and that the Future Fund Member and the Beneficial Member shall be permitted to store records and documentation relating to the Future Fund Member’s investment in the Company or any Parallel Investment Vehicle on the JP Morgan document repository system.

32.           Admission of the Future Fund Member.  Notwithstanding any provision in the LLC Agreement, the Managing Member, itself and on behalf of the Company, confirms that the Future Fund Member will be deemed an Initial Member for the purposes of the LLC Agreement and this letter agreement.

33.           Participation by the Future Fund Member in any Parallel Investment Vehicle.  The Managing Member agrees that the Future Fund Member shall not be required to contribute capital to or hold any interest or otherwise participate in any Parallel Investment Vehicle without its consent.

34.           Additional Requirements and Conditions.

(a)           In exercising its discretion pursuant to Section 10.3(c)(ii) of the LLC Agreement, the Managing Member agrees that it will act reasonably.

(b)           The LLC Agreement shall not be amended in a manner that is adverse to the Future Fund Member without the Future Fund Member’s written approval.

35.           Exclusivity.

(a)           The Managing Member, itself and on behalf of the Company, hereby agrees that, notwithstanding Section 12.4 of the LLC Agreement, but subject to any applicable restrictions under the Restructuring Proposal, the Future Fund Member, Beneficial Member and their Affiliates shall be permitted to invest in voting common shares of GGP following the effective date of the Plan; provided, that the holdings of the Future Fund Member and the Beneficial Member of such common shares, together with any holdings of their Affiliates (including any indirect purchase or disposition, for example, by means of swaps or other derivatives), shall not exceed three percent (3%) of the aggregate outstanding amount of such common shares; provided, further, that the each of the Future Fund Member and the Beneficial Member agrees (i) not to purchase or dispose of any such common shares if, at the time of such purchase or disposition, the Person making the applicable investment decision is in possession of any material non-public information relating to GGP on which it is prohibited from trading under the Exchange Act; (ii) not to purchase or dispose of any such common shares unless the Future Fund Member or the Beneficial Member have determined that such purchase or disposition would not result in a disgorgement of profits under Section 16(b) of the Exchange Act with respect to any Member other than the Future Fund Member or the Beneficial Member or their respective Affiliates; (iii) to notify the Managing Member of such purchase or disposition (including any indirect purchase or disposition, for example, by means of swaps or other derivatives), as applicable, and the amount and timing thereof, immediately after such purchase or disposition, and in any event on the date thereof; (iv) not to sell “short” any such common shares, unless the Future Fund Member or the Beneficial Member, as applicable, shall have determined that such “short” sale is permitted under Section 16(c) of the Exchange Act; (v) to reimburse the Company for any expenses incurred by the Company or the Managing Member on behalf of the Company, in connection with any amendment to any filings made on behalf of the Company pursuant to Section 13 of the Exchange Act; (vi) not to engage in any acquisition that would require compliance with Regulation 14E of the Exchange Act with respect to GGP or any of its Affiliates; and (vii) to vote any common shares held by the Future Fund Member, the Beneficial Member and their Affiliates at all times in the same manner and in conformance with how the Company votes its common shares in GGP.  References in this paragraph to any purchase or disposition of common shares of GGP shall be to the purchase or disposition on a date or within a time period specified by the relevant party.  For the avoidance of doubt, Section 12.4 of the LLC Agreement and this paragraph 35 apply in respect of the Future Fund Member and any of its Affiliates only to the extent the Future Fund Member or its Affiliate (as applicable) is acting as custodian of the Beneficial Member or any Permitted Transferee.

(b)           If GGP (i) enters into an agreement with respect to a restructuring or the financing thereof with any party other than the Consortium and (ii) such agreement has been approved by the board of GGP and all interest-holders of GGP whose approval of such agreement is required under the Plan (or, the court overseeing the Chapter 11 case confirms that no such interest-holder approval is required), then the Future Fund Member will automatically be released from its obligations under Section 12.4 of the LLC Agreement; provided that, in no event, subject to the next sentence, may the Future Fund Member take any action otherwise restricted under Section 12.4 of the LLC Agreement if such action would result in the Consortium losing the benefit of its bid protection pursuant to that certain letter agreement between BAM, Pershing Square, LP and certain affiliates of Pershing Square, LP, dated as of February 24, 2010 (any such action, a “Prohibited Action”).  The Managing Member shall, within five (5) Business Days of deemed receipt of a request in writing by the Future Fund Member specifying in reasonable detail the action(s) proposed to be taken, notify the Future Fund Member in writing whether such action, in its reasonable determination, either would be a Prohibited Action or would not be a Prohibited Action.  If the Managing Member fails to so notify the Future Fund Member within such time frame, or notifies the Future Fund Member that such proposed action(s) is not a Prohibited Action, then the Managing Member and the Company shall not have, and agree not to bring, any cause of action or claim against the Future Fund Member for a breach of this paragraph 35(b) in connection with the taking of such action(s).

(c)           Subject to the proviso to paragraph 35(b) above, the Future Fund Member’s exclusivity obligations under Section 12.4 of the LLC Agreement shall terminate on the date the Future Fund Member ceases to be a Member following either (i) the sale pursuant to Section 10.1(b), 10.6, 10.8(d)(i) or 10.8(d)(ii) of the LLC Agreement of one hundred percent (100%) of the Future Fund Member’s Interest to any other Member or third-party purchaser which, in each case, is not an Affiliate of the Future Fund Member or (ii) the distribution to the Future Fund Member of one hundred percent (100%) of its pro rata share (determined in accordance with its Consortium Percentage Interest) of the Investment and the other assets of the Consortium pursuant to Section 10.8(a) or 10.8(b) of the LLC Agreement.

36.           Commitment Account.  The Future Fund Member and the Managing Member hereby agree that a Commitment Account shall be established in respect of the Interest of the Future Fund Member with Deutsche Bank National Trust Company, for which Deutsche Bank National Trust Company will serve as escrow agent.  Furthermore, the Future Fund Member agrees to fund such Commitment Account with an amount equal to the Available Commitment of the Future Fund Member, as determined pursuant to paragraph 4(a), above, less the amount of capital invested (for greater certainty net of any associated distributions) by the Future Fund Member in respect of any other investment made by the Future Fund Member in connection with the Protocol, on the date notified in writing by the Managing Member to the Future Fund Member so long as such notice is received by the Future Fund Member not more than fifteen (15) Business Days and not fewer than ten (10) Business Days prior to such funding date.

37.           Representation.  The Managing Member represents and warrants that $2.7 billion represents a good faith estimate of the aggregate amount of capital that is required to be called from all Members and all investors in Parallel Investment Vehicles in order to enable the Consortium to fulfill its obligations under the Restructuring Proposal and to pay Transaction Costs.

38.           Subscription Agreement.

(a)           The Managing Member, itself and on behalf of the Company, the Future Fund Member and the Beneficial Member agree that the reference in the second paragraph of the Subscription Agreement to “the letter agreement entered into between the Subscriber, the Beneficial Member, the Managing Member and the Company” shall refer to “the letter agreement entered into among the Subscriber, the Beneficial Member, the Managing Member, the Company, Trilon Bancorp Inc. and Brookfield Asset Management Inc.”

(b)           The Managing Member, itself and on behalf of the Company, the Future Fund Member and the Beneficial Member agree that the last sentence of the second paragraph of Section I of the Subscription Agreement shall be deleted.

(c)           Notwithstanding Section II.(B) of the Subscription Agreement, the Managing Member agrees to give notice of any other bank account (other than the bank account specified in Section II.(A) of the Subscription Agreement) containing the type of details as set out in Section II.(A) of the Subscription Agreement to the Future Fund Member and the Beneficial Member at least ten (10) Business Days before the earliest date on which the Future Fund Member is required or entitled to pay such amount as specified in the relevant Funding Notice.

(d)           The Managing Member, itself and on behalf of the Company, the Future Fund Member and the Beneficial Member agree that in clause (i) of Section III.C.(6) of the Subscription Agreement the words “the formation of the Company and” shall be deleted.

(e)           The Managing Member, itself and on behalf of the Company, the Future Fund Member and the Beneficial Member agree that (i) the reference in Section II.(A) of the Subscription Agreement to paragraph 15 of the Side Letter shall refer to paragraph 20 of the Side Letter and (ii) the references in Section IX of the Subscription Agreement to paragraphs 33(b) and 33(b)(ii) of the Side Letter shall refer to paragraphs 43(b) and 43(b)(ii) of the Side Letter, respectively.

39.           Parallel Investment Vehicles.

(a)           The Managing Member shall provide the Future Fund Member with execution copies of the organizational documents of any Parallel Investment Vehicle as promptly as practicable following the initial closing of such Parallel Investment Vehicle (and, in any event, no later than the date on which the Managing Member furnishes a Side Letter entered into with an investor in such Parallel Investment Vehicle to the Future Fund Member pursuant to paragraph 0 above).  For the avoidance of doubt, the rights granted to the Future Fund Member pursuant to paragraph 2 above shall not apply with respect to any provision in the organizational documents of any Parallel Investment Vehicle or Side Letter reducing or waiving Transaction Distribution Amount or Carried Interest, in whole or in part, with respect to Brookfield.

(b)           The Managing Member, itself and on behalf of the Company, agrees and Brookfield Asset Management Inc. agrees to ensure that: (i) without limiting the Managing Member’s fiduciary and other duties and obligations, the Managing Member may only exercise its rights and discretions under or in connection with Section 4.12 of the LLC Agreement if each of the rights and obligations of the Future Fund Member and the Beneficial Member under the LLC Agreement and this letter agreement and their direct or indirect economic or other interests in the Company (including the direct or indirect benefit or burden of any right, liability, representation, warranty, obligation, indemnity, waiver, release, qualification or exemption given by or in favor of the Managing Member or the Company (or any of its Subsidiaries) with or in respect of any other Person, including GGP or any Non-Managing Member or investor in any Parallel Investment Vehicle) are not adversely affected by the utilization of a Parallel Investment Vehicle; and (ii) without limiting clause (i) above, no portion of any taxes or other governmental charges which relate to a Parallel Investment Vehicle or any of its Subsidiaries nor any costs, liabilities or Transactions Costs incurred in connection with such taxes or other governmental charges (including, without limitation, costs or charges of advisers or contractors and costs and liabilities in relation to disputes and litigation in connection with such taxes or other governmental charges) will be borne or reimbursed by the Company.

40.           Applicability of Provisions of LLC Agreement to Beneficial Member.  For greater certainty, given the custodial relationship between the Future Fund Member and the Beneficial Member, the Beneficial Member agrees that it shall take no action inconsistent with the Future Fund Member’s obligations as Member and accordingly, subject to this letter agreement, shall comply with and otherwise agrees to be bound by the following sections of the LLC Agreement as though it were the Member: Sections 12.3 (Confidentiality), 12.4 (Exclusivity), 12.7 (Managing Member Discretion), 12.13 (Applicable Law; Waiver of Jury Trial), 12.14 (Arbitration), 12.17 (Submission to Jurisdiction and Service of Process), and 12.23 (Anti-Money Laundering and Anti-Terrorist Laws). Further, Sections 12.14 (Arbitration) and 12.15 (Submission to Jurisdiction and Service of Process) of the LLC Agreement shall apply to the parties to this letter agreement as if incorporated, mutatis mutandis, in this letter agreement.

41.           Term.  This letter agreement shall remain in effect for as long as the Future Fund Member or one of its Permitted Transferees is a Non-Managing Member (other than a Defaulting Member) save for paragraphs 3, 6, 7, 9, 10, 15, 18, 19, 20, 21, 30, 31 and 43 to 50 (provided that paragraph 44 shall only apply to such surviving paragraphs) which shall survive the Future Fund Member and none of its Permitted Transferees being a Member and the Future Fund Member or one of its Permitted Transferees being a Defaulting Member.  If the Managing Member is substituted as the managing member of the Company by one of its Affiliates, it will procure the entry into of a new or amended letter agreement by such Affiliate with the Future Fund Member or Beneficial Member on substantially the same terms.  If the Class B Member is substituted as a class B member of the Company or otherwise Transfers any of its Interest, it will procure the entry into of a new or amended letter agreement by such new class B member of Transferee with the Future Fund Member or Beneficial Member on substantially the same terms.

42.           Prior Agreements.  Upon the execution of this amended and restated letter agreement, the Swap Confirmation, and the LLC Agreement, all agreements entered into prior to the date hereof between the Future Fund Member, the Beneficial Member and their affiliates and the Managing Member and  its affiliates relating to GGP or its affiliates are hereby terminated and no longer in effect.

43.           Governing Law.

(a)           Each of the Managing Member, the Company, the Class B Member, the Future Fund Member and the Beneficial Member hereby agrees that this letter agreement and the LLC Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflicts of law, subject to paragraph 43(b) hereof.

(b)           Notwithstanding paragraph 43(a) hereof, the Managing Member, itself and on behalf of the Company, the Class B Member and the Future Fund Member and the Beneficial Member hereby agree that:

(i)
All issues of law relating to the governmental authority and the scope of sovereign and governmental immunities related to the Future Fund Member or the Beneficial Member shall be resolved and enforced in accordance with the laws of Australia, without resort to any jurisdiction’s conflict of law rules or doctrines;

(ii)
Nothing contained in the LLC Agreement, the Subscription Agreement or this letter agreement shall be construed as a waiver of the Future Fund Member’s or the Beneficial Member’s right to be subject to suit only in the courts of Australia in respect of all issues of law relating to the governmental authority and the scope of sovereign and governmental immunities related to the Future Fund Member or the Beneficial Member; and

(iii)	The Future Fund Member and the Beneficial Member do not agree to the jurisdiction of any courts other than the courts of Australia in respect of those matters.

44.           Counterparts.  This letter agreement may be executed in multiple counterparts which, taken together, shall constitute one and the same agreement.

45.           Binding Effect.  The Managing Member, itself and on behalf of the Company, and the Class B Member hereby agree that upon the execution hereof, the terms of this letter agreement shall be binding upon, and in full force and effect against, the Company, the Managing Member and the Class B Member, and shall apply, mutatis mutandis, to any Parallel Investment Vehicle in which the Future Fund Member is an investor, notwithstanding any contrary provisions of the LLC Agreement, the Subscription Agreement or the constituent documents of any Parallel Investment Vehicle, and the Managing Member shall procure the entry into of a new or amended letter agreement to give effect to this.

46.           Conflicts.  This letter agreement supplements, and in some cases modifies, the LLC Agreement and, to the extent of any conflict between the LLC Agreement and this letter agreement, the terms hereof shall control.  In all other respects, the LLC Agreement shall control with respect to the Future Fund Member.

47.           Severability.  Each provision of this letter agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this letter agreement which are valid, enforceable and legal.

48.           Enforceability.  The execution and delivery of this letter agreement by the Managing Member, itself and on behalf of the Company, and the Class B Member constitutes a representation and warranty that (a) the Managing Member is authorized under the terms of the LLC Agreement and otherwise to execute and deliver this letter agreement, (b) the Class B Member is authorized under its governing documents and otherwise to execute and deliver this letter agreement and (c) this letter agreement constitutes a valid and binding obligation of the Managing Member, the Company and the Class B Member, enforceable against the Managing Member, the Company and the Class B Member in accordance with its terms.

49.           Entire Agreement.  This letter agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior letters and understandings, both written and verbal, among the parties or any of them with respect to the subject matter hereof.

50.           Assignment.  To the fullest extent permitted by law, the rights and benefits inuring hereunder may not be assigned and no such rights or benefits shall survive a Transfer of the Future Fund Member’s Interest to a third party; provided, that the Managing Member, itself and on behalf of the Company, and the Class B Member agree that such rights and benefits may be assigned in connection with any permitted Transfer of the Future Fund Member’s Interest to a Permitted Transferee and in the event of any such Transfer, the Managing Member, itself and on behalf of the Company, and the Class B Member  agree that the parties will enter into or procure the entry into of a new or amended letter agreement to give effect to this.

51.           Restrictions on Admitting New Investors.  The Managing Member shall not accept additional subscriptions from any Member except as set out in the Subscription Agreement or select and other persons as Members of the Company without the consent of each Non-Managing Member, provided that in no event shall the foregoing affect the Managing Member’s syndication right pursuant to Section 10.7 of the LLC Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by signing the enclosed copy of this letter and returning such copy to the Managing Member.

Very truly yours,

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

By:	Brookfield Private Funds Holdings Inc.,
its general partner

By:	/s/ Yuriy Zubatyy
Name: Yuriy Zubatyy
Title: Vice President

By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

BROOKFIELD (US) INVESTMENTS LTD.

By:	/s/ Greg Morrison
Name: Greg Morrison
Title: Director

In the event of a Closing (as defined in the Restructuring Proposal) and only in such event:

BROOKFIELD REP INVESTMENTS II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., the Managing Member

By:	Brookfield Private Funds Holdings Inc.,
its general partner

By:	/s/ Yuriy Zubatyy
Name: Yuriy Zubatyy
Title: Vice President

SIGNATURE PAGE TO FUTURE FUND LETTER AGREEMENT\

By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

In the event of a Restructuring Proposal Termination and only in such event:

REP INVESTMENTS LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., the Managing Member

By:	Brookfield Private Funds Holdings Inc.,
its general partner

By:	/s/ Yuriy Zubatyy
Name: Yuriy Zubatyy
Title: Vice President

By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

SIGNATURE PAGE TO FUTURE FUND LETTER AGREEMENT

Agreed and Accepted:

FUTURE FUND BOARD OF GUARDIANS

By:	/s/ Paul Costello
Name: Paul Costello
Title: Authorised Signatory

By:	/s/ Barry Brakey
Name: Barry Brakey
Title: Authorised Signatory

SIGNATURE PAGE TO FUTURE FUND LETTER AGREEMENT

EXECUTED on behalf of THE NORTHERN TRUST COMPANY (ABN 62 126 279 918), a company incorporated in the State of Illinois in the United States of America, in its capacity as custodian for the Future Fund Board of Guardians, by

Sally Surgeon, Vice President

being a person who, in accordance with the laws of that territory, is acting under the authority of the company in the presence of:

Signature of witness

/s/ Christine Krause

Name of witness (block letters)

CHRISTINE KRAUSE

Address of witness

Level 43, 120 Collins St.
Melbourne
) ) ) ) ) ) ) ) ) ) ) )	/s/ Sally Surgeon By executing this agreement the signatory warrants that the signatory is duly authorised to execute this agreement on behalf of THE NORTHERN TRUST COMPANY

SIGNATURE PAGE TO FUTURE FUND LETTER AGREEMENT

Acknowledged and agreed solely for the
purposes of paragraphs 6(a), 19(g) and
39(b) of this letter agreement:

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Senior Vice President, Taxation

SIGNATURE PAGE TO FUTURE FUND LETTER AGREEMENT